Omega Healthcare Investors, Inc.

April 5, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Omega Healthcare Investors, Inc.

Amendment No. 2 to Registration Statement on Form S-4/A

filed April 5, 2019

Registration Number 333-229594

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Omega Healthcare Investors, Inc., (the “Company”) respectfully requests that the Registration Statement be declared effective on April 8, 2019 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions or comments, please do not hesitate to contact me at (410) 427-1722 or Eliot Robinson of Bryan Cave Leighton Paisner LLP, securities counsel to the Company, at (404) 572-6785.

Omega Healthcare Investors, Inc.

By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer